UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

___ ACROSS AMERICA FINANCIAL SERVICES, INC. ___
 (Exact name of registrant as specified in its corporate charter)

____000-52530_____
(Commission File No.)

Colorado	20-8097969
(State of Incorporation)	(IRS Employer Identification No.)

 5350 S. Roslyn St, Ste 400, Greenwood Village, CO 80111
(Address of principal executive offices)

_______(303) 867-3415 _______
 (Registrant's telephone number)

ACROSS AMERICA FINANCIAL SERVICES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
NOT TO SEND THE COMPANY A PROXY.

GENERAL

This Information Statement is being mailed on or about April 17, 2009 to the holders of record as of April 15, 2009, of the common stock, par value $0.001 per share ("Common Stock"), of Across America Financial Services, Inc., a corporation organized under the laws of Colorado (the "Company" or "AAFS"). You are receiving this Information Statement in connection with the election of six (6) designees of Apro Bio Pharmaceutical Corporation ("Apro") to the Board of Directors of the Company (the "Designees") effective after the closing of the Agreement of Merger and Plan of Reorganization between the Company and Apro, which occurred on March 31, 2009.  The election of the Apro designees will not be effective until at least 10 days after the mailing date of this Information Statement.

Effective upon the closing of the merger, our wholly-owned subsidiary, Across America Acquisition Corp., merged with Apro, with Apro being the surviving entity and a wholly-owned subsidiary of AAFS (the "Merger"). Upon closing the Merger, we issued a total of 18,210,295 shares to the Apro shareholders in exchange for all of their issued and outstanding shares in that company.  In addition, a total of 3,593,072shares were issued in transactions that occurred at the same time as the closing of the Merger, or shortly thereafter.  Upon completion of these transactions, AAFS now has a total of 23,764,567 shares of Common Stock issued and outstanding.

Apro is the licensee of filed but not yet issued patents related to composition of matter and method of use for an existing FDA approved drug, Alpha 1 Antitrypsin (“ATT”), for treating organ transplantation, including islet transplantation for the treatment of diabetes and bacterial infections including bacterial pneumonia, tuberculosis and anthrax.  We have also licensed an existing patent for the treatment of viral infection including HIV, Influenza and potentially the “bird flu” virus.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote on all matters entitled to notice of and to vote at a meeting of shareholders. As of the Record Date, there were 23,764,567 shares of the Company’s Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

Beneficial Ownership Information as of the Record Date

The following table sets forth certain information concerning the beneficial ownership of Company’s Common Stock as of April 15, 2009 by (i) each person who has been selected to serve as a director, (ii) each person selected to be an executive officer, (iii) all persons selected to become directors and executive officers as a group and (iv) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock. The calculation of the percentage owned is based on 23,764,567 shares of Common Stock outstanding on the Record Date.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Vicki D. E. Barone
5350 South Roslyn, Suite 400	1,991,414 (1)	8.17%
Greenwood Village, CO 80111

Steven M. Bathgate
5350 South Roslyn, Suite 400	2,120,164 (2)	8.71%
Greenwood Village, CO 80111

Dr. Paul Dragul(4)
ENT Physicians	435,000 (3)	1.81%
950 Harvard Ave., Ste. 500
Denver, CO 80202

Honorable Al Kramer
64 Humphrey Street	875,000 (4)	3.67%
Swampscott, MA 01907

Dr. Michael Iseman
National Jewish Health	75,000 (5)	0.31%
1400 Jackson St., Ste. J223
Denver, CO 80206

Michael Wort(7)
Chittern Cottage, Church Grove	1,050,000 (6)	4.41%
Little Chalfont
Buckinghamshire, HP6 6SH England

Edward C. Larkin
5350 South Roslyn, Suite 400	500,000 (7)	2.10%
Greenwood Village, CO 80111

Charles A. Dinarello
Univ. Colorado Denver	-0-	--
Division Infectious Disease
12700 E 19th Street
Aurora, CO 80045

All Persons Selected to be Officers and Directors as a Group	5,883,828(8)	23.03%
(8 persons)

Dr. Leland Shapiro
Denver Veterans Affairs Medical Center	3,368,750 (9)	14.18%
1055 Clermont St, Box 111 L
Denver, CO 80220

David C. Olson
7405 Sagebrush Drive	1,248,750 (10)	5.24%
Parker, CO 80138

David W. Floor
5820 Tolcate Woods	1,293,750	5.44%
Salt Lake City, UT 84121

University License Equity Holdings, Inc.
4740 Walnut Street, Suite 100	1,427,834	6.01%
Boulder, CO 80309

BOCO Investments, LLC
103 West Mountain Ave.	2,374,080 (11)	9.99%
Fort Collins, Colorado 80524

___________________

(1)
Includes 218,750 shares held directly by Vicki D.E. Barone (of which 25,000 shares are held by her IRA) and 609,914 shares underlying common stock purchase warrants held by Ms. Barone. Also includes 1,162,750 shares held by Bathgate Partners LLC, of which Ms. Barone is a Senior Managing Partner.

(2)
Includes 210,000 shares owned by Mr. Bathgate, 25,000 shares directly owned by Mr. Bathgate’s IRA, 137,500 shares owned by Mr. Bathgate’s wife, 25,000 shares underlying a convertible note held by Mr. Bathgate’s wife, 50,000 shares underlying common stock purchase warrants held by Mr. Bathgate wife, and 509,914 shares underlying common stock purchase warrants held by Mr. Bathgate. Mr. Bathgate disclaims beneficial ownership of all of Mrs. Bathgate’s shares.  Also includes 1,162,750 shares owned by Bathgate Partners LLC, of which Mr. Bathgate is a Senior Managing Partner.

(3)	Includes 125,000 shares directly owned by Dr. Paul Dragul and 310,000 shares underlying common stock purchase warrants held by him.

(4)	Includes 775,000 shares owned by the Honorable Al Kramer and 100,000 shares underlying common stock purchase warrants held by him.

(5)	Includes 75,000 shares underlying common stock purchase warrants held by Dr. Iseman.
(6)	Includes 1,000,000 shares of common stock owned by Mr. Wort and 50,000 shares underlying common stock purchase warrants to be held by him.
(7)	Represents 500,000 shares of Common Stock owned by Mr. Larkin.

(8)	Includes the shares listed in footnotes (1) through (8).
(9)	Represents 3,368,750 shares of Common Stock owned by Dr. Shapiro.
(10)
Includes 73,750 shares owned directly by David C. Olson and 50,000 shares underlying common stock purchase warrants held by him.  Also includes 15,000 shares owned by the wife of David Olson; 380,000 shares owned by RBO, LLC a limited liability Company owned by his wife; 220,000 shares owned by Associates Capital Inc., a company controlled by David Olson; 500,000 shares owned by D & R Concepts, Ltd, LLLP, a company owned by David Olson and his wife; and 10,000 shares owned by the son of David C. Olson.

(11)
Represents 1,800,000 shares owned directly by BOCO Investments, LLC, and approximately 574,080 shares currently issuable upon the exercise of warrants. Does not include approximately 4,600,920 shares underlying common stock purchase warrants held by BOCO Investments, LLC because of a provision in the warrants prohibiting warrant exercise if the exercise would increase the beneficial ownership of BOCO Investments, LLC above 9.99%.

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the year ended December 31, 2008 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

DESIGNEES AS COMPANY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of each of the persons designated to become members of the Company’s Board of Directors and to become Executive Officers of the Company.

NAME	AGE	POSITIONS AND OFFICES TO BE HELD

Vicki D. E. Barone	49	Chairperson of the Board
Charles A. Dinarello, M.D.	66	Chief Executive Officer and Director
Michael Wort	58	Director
Michael D. Iseman, M.D.	69	Director
Steven M. Bathgate	54	Director
Hon. Albert L. Kramer	75	Director
Paul H. Dragul, M.D.	75	Director
Edward C. Larkin	58	Interim Chief Financial Officer

      There is no family relationship between any Director or Executive Officer of the Company.

The directors named above will serve until the first annual meeting of the Company’s stockholders following completion of the Merger or until their respective successors have been appointed and duly qualified.  Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting.  Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new directors following the consummation of the Merger , there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs.

Vicki D. E. Barone has served as Chairperson of the Board of Apro since March 31, 2008.  Since 1996, Mrs. Barone has served as the Chief Financial and Compliance Officer for Bathgate Capital Partners LLC (“BCP”), a full-service Investment Bank focused on the microcap space. In addition, as Senior Managing Partner and a member of the Commitment Committee, she actively manages the corporate finance projects of the firm.  She is very active in the National Investment Banking Association and served on the board from 2005 to 2007 and served as Chairperson for 2007 and Secretary and Treasurer for 2006.  Prior to joining BCP in 1996, she owned and operated her own financial services firm for five years, offering accounting and financial planning services to small businesses and individuals. She served as the Chief Financial Officer of a small public company and gained auditing experience with KPMG Peat Marwick (Denver). She is a Certified Public Accountant and a Certified Financial Planner and has been licensed to sell securities since 1983. Vicki received her BS in Finance in 1982 and MS in Accounting from the University of Colorado in 1993.

Dr. Charles A. Dinarello, M.D. has been selected to become the Acting Chief Executive Officer and Director after the merger.  Dr. Dinarello has been Apro's principal investigator for cell graft rejection and has been a member of the Company’s Scientific Advisory board since October 2008.  Dr. Dinarello is Professor of Medicine at the University of Colorado School of Medicine in Denver. Until 1996, he was Professor of Medicine at Tufts University School of Medicine and a staff physician at the New England Medical Center Hospital in Boston. Dr. Dinarello received his medical degree from Yale University and his clinical training at the Massachusetts General Hospital. From 1971 to 1974, he was a clinical associate and from 1975 to 1977 a senior investigator at the National Institutes of Health in Bethesda. Dr. Dinarello has published over 700 original research articles on cytokines, particularly Interleukin-1 (IL-1) and Tumor Necrosis Factor. The Institute for Scientific Information listed him as the world's fourth most cited scientist (all sciences) for the 20 years of 1983-2003.  He was elected into the United States National Academy of Sciences in 1998 and is currently a member of the editorial board of Proceedings of the National Academy of Sciences.  Dr. Dinarello is a Director of Techne Corporation (NASDAQ NNM: TECH), and serves on the Scientific Advisory Boards of Senesco Technologies, Inc., Source MDx, Aveo Pharmaceuticals, Inc., GlobeImmune, Inc., and Capstone.

Michael Wort is a Chartered Graduate Biologist with a background in Industrial Microbiology. He has lectured both in the UK and overseas in Industrial, Pharmaceutical and Medical Microbiology. He spent 16 years in the pharmaceutical industry in a variety of sales, marketing and general management positions with Glaxo, SmithKline and Wellcome both in the UK and overseas.  In 1992 he was appointed Investor Relations Manager at Wellcome and was responsible for the global communications program for the £2.4 billion secondary offering of Wellcome shares by the Wellcome Trust. After 3 years as IR manager for this company, in 1995 he left to set up Genus Communications, the first specialist communications agency in Europe for emerging biotechnology companies. During 9 years as a small-cap specialist in the healthcare industry, he has been involved in more than 10 initial public offerings and over 20 secondary fundings raising more than £200 million. In 1997 - 1999  he was also involved in the privatization of the Bulgarian Pharmaceutical Industry, being appointed Chief Executive Officer, after helping with the fund raising, to integrate the three pharmaceutical factories in Bulgaria into a single cohesive organization with consistent global policies and procedures. He was a consultant to the Close Brothers life science team and is non-Executive director of AudioVisual Prescriptions Limited.  Additionally, Mike is Managing Director of Beckpharma, Ltd., a London based pharmaceutical development company and is now Managing Director of De Facto, having sold his communication business into Bell Pottinger, the UK's largest communication agency.

Michael D. Iseman, M.D. has been a Director of Apro since October 2008.  Dr. Iseman has been a Professor of Medicine at the University of Colorado Health Science Center since 1980 with appointments in both the Division of Pulmonary Medicine and Infectious Diseases.  Since 1983 he has also been a physician with the National Jewish Medical and Research Center in Denver, CO  and currently serves as its Chief of the Clinical Mycobacterial Disease Service.  His primary research interests relate to drug-resistant tuberculosis and disease due to the “atypical mycobacteria.”    He has been a consultant for the Colorado State Health Department, The U.S. Centers for Disease Control and the World Health Organization.  He was Editor-in-chief of the International Journal of Tuberculosis and Lung Diseases and author of the textbook published in 2009 called “A Clinician’s Guide to Tuberculosis.”  He has received numerous honors including the Edward Livingston Trudeau award from the American Thoracic Society and American Lung Association (2005), the Gold Medal for Clinical Excellence of the Columbia Alumni Association (1995), election to the Colorado Pulmonary Hall of Fame (1997), the Governors’ Community Service Award from the CHEST Foundation (2004) and the Robert W. Schrier Award for Excellence from the Department of Medicine of the University of Colorado (2007).  Dr. Iseman received his undergraduate degree with honors from Princeton in 1961, and his MD from Columbia College of Physicians and Surgeons in 1965.

Steven M. Bathgate has been a Director of Apro since April 2008.  Since 1996, Mr. Bathgate has served as Senior Managing Partner of Bathgate Capital Partners, formerly known as Bathgate McColley Capital Group.  Prior to starting BCP, he was the Chairman and Chief Executive Officer of Cohig & Associates, Inc., an Investment Bank specializing in public and private financing for emerging growth companies. His other previous experience includes employment by Wall Street West, Dain Bosworth, Inc., and the National Association of Securities Dealers, Inc.  Mr. Bathgate currently serves on the Board of Directors of Peerless Systems Corp. (Nasdaq: PRLS) and formerly served on the Board of Directors of Birner Dental Services Management Inc. (Nasdaq: BDMS).  He received his BS degree in Finance from the University of Colorado.

           Honorable Albert L. Kramer has been a Director of Apro since April 2008.  Judge Kramer has served as an attorney, a State District Court Judge for the State of Massachusetts, Chief Policy Advisor to the Governor of Massachusetts and a Massachusetts State Legislator.  Since 1993, Judge Kramer has been in private practice and also served as In-house Counsel to Syratech Corporation from 1993 to 2005 and as Chief Counsel to Travelers Marketing, LLC since 2004.   During his 18-years on the bench, Judge Kramer served as District Court Judge for Quincy District from 1975 to 1992. Judge Kramer was an Adjunct Professor in Criminal Justice at Brandeis University’s Florence Heller Graduate School and a lecturer at Harvard School of Public Health and John F. Kennedy School of Government.  Judge Kramer received his undergraduate and law degrees from Boston University in 1954 and 1957, respectively.

Paul H. Dragul, M.D. has been a Director of Apro since October 2006.  Dr. Dragul has been President of an Associates of Otolaryngology since 1989 and practicing at Faces First Center for Cosmetic Surgery in Denver, Colorado since 1969.  Dr. Dragul graduated from the University of Cincinnati College of Medicine and received a Bachelor of Science degree in Pharmacy from the University of Cincinnati.  Dr. Dragul performed his Surgery Residency at Battan Memorial Hospital in Albuquerque, New Mexico and his Otolaryngology Residency at the University of Colorado Medical Center.  Dr. Dragul is a member of the American Academy of Otolaryngology, American Academy of Otolaryngic Allergy, Colorado Otolaryngology Society, Colorado Medical Society, Arapahoe Medical Society and Otolaryngic Allergy Society of Pan America.  Dr. Dragul has over 30 years of experience and has advance training in Rhinoplasty (cosmetic nasal surgery), blepharoplasty (eyelid surgery), sinus and ear infections, voice problems, tonsillitis, allergy testing and treatments, septoplasty, endoscopic sinus surgery, neck and head surgery.

           Edward C. Larkin has been Interim Chief Financial Officer of Apro since January 2007.  Since April of 2002, Mr. Larkin has served as Director of Corporate Finance for Bathgate Capital Partners LLC.  Mr. Larkin has 32 years of experience in the securities industry, enveloping most areas of broker-dealer operational expertise, including accounting, operations, compliance, management, research and corporate finance.  Prior to joining BCP, Mr. Larkin has held diverse positions at Cohig & Associates, including acting as President, Chief Financial Officer, Director of Research and Managing Director, Corporate Finance.  He is one of the 12 founding members of the National Investment Banking Association (“NIBA”) and served on the Board of Directors from 1997 to 2000.  Mr. Larkin has acted as an Outside Director for three NASDAQ companies.  He received his BS degree in Finance and Marketing from the University of Colorado in 1973 and an MBA from the University of Denver in 1974.

Director Independence

Of the persons selected to serve as Directors of the Company, Dr. Paul H. Dragul, Michael Wort and Dr. Michael D. Iseman will be "independent directors" as defined under the rules used by the NASDAQ Stock Market.

Board Committees

The Company does not currently have an audit committee or an "audit committee financial expert" because it is not legally required to have one and due to the limited size of the Company's operations, it is not deemed necessary.  The Company presently has no compensation or nominating committee.

Compensation Committee Interlocks and Insider Participation

Not applicable.

EXECUTIVE COMPENSATION

The following table sets out the compensation received for the fiscal years ended March 31, 2008, 2007 and 2006 in respect to each of the individuals who were the Apro’s chief executive officer and Executive Vice President at any time during the last fiscal year and Apro’s most highly compensated executive officers (the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

David Olson	2008	$150,000	—	$29,739	$179,739
CEO (1)	2007	$150,000	—	$26,553	$176,553
	2006	—	—	—	—

David Floor	2008	$150,000	—	$24,652	$174,657
Exec. VP (2)	2007	$150,000	—	$19,332	$169,332
	2006	—	—	—	—

Edward C. Larkin	2008	$60,000	—	$13,049	$ 73,049
Interim CFO (3)	2007	—	—	—	—
	2006	—	—	—	—

Michael Wort	2008	—	—	—	—
Executive VP (4)	2007	—	—	—	—
	2006	—	—	—	—

Vicki D.E. Barone	2008	—	$73,400	—	$ 73,400
Chairperson of the	2007	—	—	—	—
Board (5)	2006	—	—	—	—
________________

(1)
In Fiscal 2007, the amounts listed for Mr. Olson include $6,250 in accrued salary which was paid in the first Fiscal Quarter of 2008 (June, 2008).   In Fiscal 2008 the amounts listed include $75,000 in accrued salary which was not paid in Fiscal 2008 and remains unpaid through December 31, 2008.  Mr. Olson acted as the Company’s CEO and President from inception through May 31, 2008 when he resigned his capacities as an officer.  Mr. Olson also acted as the Company’s Chairman of the Board from inception through its merger with MaxCure on March 31, 2008.  Mr. Olson acted in a capacity as a Director of the Corporation from the completion of the Company’s merger with MaxCure on March 31, 2008 until October 1, 2008 when he resigned from the Board.

Other Compensation includes $13,309 in accrued health insurance premiums, which were not reimbursed until the first Fiscal quarter of 2008 (June, 2008).  Mr. Olson’s health insurance premium reimbursements were paid to Summit Financial, Inc., an entity controlled by Mr. Olson, and who carried the health insurance for Mr. Olson.

In Fiscal 2007, other compensation also includes car allowance of $7,200 of which $600 was paid in the first Fiscal Quarter of 2008 and $1511.71 in accrued cell phone and other communications expense, of which $879.24 was not paid until the first Quarter of Fiscal 2008. In Fiscal 2008, other compensation also includes car allowance of $7,200 of which $3,600 had not been paid as of December 31, 2008 and $1,941 in reimbursed cell phone expense in Fiscal 2008.

(2)
In Fiscal 2007, the amounts listed for Mr. Floor include $6,250 in accrued salary which was paid in the first Fiscal Quarter of 2008 (June, 2008).   In Fiscal 2008, the amounts listed include $75,000 in accrued salary which was not paid in Fiscal 2008 and remains unpaid through December 31, 2008.

For Fiscal 2007, other compensation includes health insurance premiums of $12,732 of which $9,549 was accrued but has not been reimbursed to Mr. Floor for Fiscal 2007, through December 31, 2008. Health insurance premiums of $12,738 for fiscal 2008 are included in other compensation.

Other compensation also includes car allowance of $6,600 in Fiscal 2007 of which $600 was paid in the first Fiscal Quarter of 2008. In Fiscal 2008, other compensation also includes car allowance of $7,200 of which $3,600 had not been paid as of December 31, 2008 and $4,719 of reimbursed cell phone and other communications costs expense in Fiscal 2008.

(3)
From its formation on December 26, 2006, Mr. Larkin acted as a Director and the Chief Financial Officer of MaxCure Pharmaceutical, Inc. (“MaxCure”) through March 31, 2008 when it merged with Apro.  Mr. Larkin also acted, as the acting Chief Financial Officer for Apro from April 1, 2007.  During the Fiscal Year 2008, Apro paid $30,000 of Mr. Larkin’s salary, and MaxCure paid $30,000 of Mr. Larkin’s salary.  Mr. Larkin was not compensated by MaxCure or the Company during Fiscal 2007.  Mr. Larkin devoted approximately 50% of his time to MaxCure and the Company’s affairs during Fiscal 2008, with the remaining being devoted to his employment with Bathgate Capital Partners LLC.

Other compensation for Mr. Larkin includes reimbursement of health insurance premiums of $13,049 that was paid to Bathgate Capital Partners, LLC, an affiliate of Apro, during Fiscal 2008 for direct reimbursement of Mr. Larkin’s health care costs.

(4)
Mr. Wort acted as Apro’s Executive Vice President from Apro’s inception through September 20, 2006, when he resigned.  Mr. Wort received no compensation during the period of his acting as an officer of Apro.  Subsequently, on October 1, 2008, Mr. Wort became a Director of Apro.

(5)
Ms. Barone was elected Chairperson of MaxCure on August 22, 2007.  Ms Barone was awarded 100,000 Common Stock Purchase Warrants to purchase shares of MaxCure’s common stock exercisable at $1.00 per share that expire on October 31, 2012.  In conjunction with the issuance to Ms. Barone, MaxCure incurred a Black-Scholes charge for stock based compensation of $73,400, in MaxCure’s third Fiscal Quarter of 2008 (March).  Ms. Barone assumed the Chair of the Company upon the completion of the Company’s merger with MaxCure on March 31, 2008.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning outstanding equity awards at March 31, 2008:

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Vicki D. E. Barone, Chairperson of the Board (1)	100,000	–	$1.00	10/31/2012	_	_	_	_

Employment Arrangements

On March 1, 2006, Apro entered into employment contracts with its former CEO and President, David C. Olson and its Executive Vice President, David Floor.  The agreements provided for an initial term of approximately three years expiring March 31, 2009.  The agreements also provided for an automatic one year renewal, provided that unless nine months in advance of the expiration of the agreement written notice to the employee was given that the agreement would not be extended for a one year term.  Messrs. Floor and Olson were each entitled to a base salary of $12,500 per month through the term of the agreement.  On May 31, 2008, David C. Olson resigned as Apro’s Chief Executive Officer and President.  Subsequently on October 1, 2008 Olson resigned his remaining capacity as a Director of Apro.

On March 11, 2009, Apro entered into a settlement and termination agreement with David C. Olson.  Pursuant to this agreement, Mr. Olson agreed to settle any and all claims with Apro for a lump sum payment of $45,000 and 60,000 shares of our common stock to be paid at the closing of the proposed merger with Across American Financial Services, Inc.

In January 2009, Apro entered into a settlement and termination agreement with David Floor, its Executive Vice President.  Pursuant to this agreement, Mr. Floor has agreed to settle for a lump sum payment of $95,000 ($75,000 in compensation and $20,000 in unreimbursed expenses) and 50,000 shares of our common stock to be paid within five (5) business days of the closing of the proposed merger with Across American Financial Services, Inc.

After the closing of the merger, it is expected that Edward C. Larkin will spend 70-80% of his time on Company business.  No compensation arrangements have been determined with Mr. Larkin for his services as Interim Chief Financial Officer.  It is expected that Dr. Charles Dinarello will not receive any direct compensation from the Company for his services as Acting Chief Executive Officer of the Company, but that he will be compensated through research agreements between Apro and the University of Colorado Health Sciences Center.    No compensation arrangements have yet been determined for compensation of Vicki Barone related to her position as Chairperson of the Board.

Compensation of Directors

Through Fiscal 2008 Company directors were not paid cash for their services.   From inception through March 31, 2008 we have had only one independent director, Dr. Paul Dragul, who was elected to the Board of Directors of Apro on October 16, 2006.    The directors are reimbursed for all expenses incurred by them in attending board meetings.

The following table sets forth a summary of the compensation Apro paid to its non-executive officer directors in Fiscal 2008:

Director Compensation

Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation	Total

Paul H. Dragul (1)	—	—	$22,305	—	$22,305
_____________

(1)
 Dr. Dragul was awarded 30,000 Common Stock Purchase Warrants on April 30, 2007 for his initiating service as a director of Apro during Fiscal 2007.  These warrants are exercisable at $1.10 per share and expire April 30, 2012.  In conjunction with this award Apro incurred a Black-Scholes SBC charge of $22,305.00 which is included under warrant awards in the table directly above.  Information related to the criteria used to calculate the Black-Scholes charge can be found under footnote 7.  In April 2008 Dr. Dragul was granted warrants to purchase 100,000 shares of Common Stock at $1.25 expiring April, 15, 2015 for Board service on Apro’s Board of Directors during Fiscal 2009.  These warrants vest for each quarter initiated of Board Service for Fiscal 2009.

Subsequent to the Fiscal 2008 year end, Ms. Barone, Mr. Bathgate, Mr. Olson, Mr. Kramer and Dr. Dragul were authorized to be issued 100,000 Common Stock Purchase Warrants for Board Service to be served in Fiscal 2009 (March).  The warrants are exercisable at $1.25 per share and expire on April 15, 2015.  The warrants vested over four quarters with one fourth of the warrants vesting for the initiation of each quarters Board service.  Mr. Olson resigned from the Board on October 1, 2008, which resulted in his forfeiting 50,000 of the warrants under the vesting provisions authorized by Apro’s Board of Directors.

On August 6, 2008 Dr. Iseman was appointed to our Board of Directors. Upon his appointment he was granted a warrant to purchase 75,000 shares of our common stock at $1.25 which expire on August 6, 2015. The Warrants vest equally in 3 quarterly tranches over the remainder of the fiscal year (March, 2009) and vest upon initiation of each Fiscal Quarter’s Board service.

In conjunction with Mr. Wort’s appointment on October 1, 2008 Mr. Wort was issued 50,000 Common Stock Purchase Warrants for Board service during the remaining two quarters of Fiscal 2008.   The warrants vest over the remaining two quarters of Board service during Fiscal 2008, and are exercisable at a price of $1.25 and expire on October 1, 2015, and vest upon initiation of each Fiscal Quarter’s Board Service.

It is expected that in the future Directors of the Company will receive options or warrants to purchase 100,000 shares of the Company’s Common Stock during the first year of their service as Directors and 50,000 shares for each year of service thereafter.  Such options or warrants would vest as to one fourth of the shares per quarter of service on the board.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Vicki D.E. Barone, the Chairperson of the Board of Apro, is Senior Managing Partner, of Bathgate Capital Partners LLC.  Bathgate Capital Partners LLC provided investment banking services to MaxCure from its inception through its merger with Apro on March 31, 2008.  Bathgate Capital was paid $52,710 for investment banking services in Fiscal 2007 and $41,000 for Investment Banking Services in Fiscal 2008, and additionally was issued a total of 30,000 Placement Agent Warrants to purchase shares of MaxCure’s Common Stock at a price of $1.00 per share expiring December 31, 2012.  15,000 of these Warrants were assigned by Bathgate’s initial issuance to an Employee of Bathgate who is not affiliated with Apro.  Additionally, upon the closing of Apro’s merger with MaxCure on March 31, 2008 Mr. Steven M. Bathgate a Managing Director of Bathgate Capital was elected to the Board of Directors of Apro.  Apro also paid Bathgate Capital a finder’s fee of $750 during Fiscal 2008.

Bathgate Capital Partners has provided approximately 500 square feet of office space, telephone, fax, and copying equipment without charge to MaxCure and Apro since approximately February 15, 2007.  Such an arrangement may be discontinued at any time without notice.

Bathgate Capital Partners was issued warrants to purchase 1,750,000 shares of the Company’s Common Stock at an exercise price of $0.001 per share as an advisory fee in connection with the closing of the Merger.  In addition, Bathgate Capital Partners was paid a cash commission of $112,500 (6% of the amount raised) in a private offering of securities that occurred concurrently with the closing of the Merger and was issued warrants to purchase an additional 504,900 shares of the Company's Common Stock (56,100 shares at $.25 per share, 224,400 at $.50 per share and 224,400 at $1.00 per share).

Dated: April 17, 2009

By Order of the Board of Directors,

ACROSS AMERICA FINANCIAL SERVICES, INC. By: /s/ Vicki D.E. Barone
Vicki D.E. Barone, Chairperson of the Board